October 11, 2013

By EDGAR and Overnight Delivery

Kathryn McHale, Esq.

Senior Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Union First Market Bankshares Corporation
Registration Statement on Form S-4/A
Filed September 26, 2013
File No. 333-190644
Form 10-K for the Period Ended December 31, 2012
Filed March 13, 2013
File No. 000-20293

Dear Ms. McHale:

On behalf of our client, Union First Market Bankshares Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2013 with respect to the above-referenced filings. In connection with this response to your letter, the Company is filing electronically with the Commission today Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”).

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-4 filed on September 26, 2013.

For the convenience of the Staff, the text of the comments is set forth below in bold italics, followed in each case by the response to the comment. All page references in our responses are to the marked version of Amendment No. 2.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

October 11, 2013

Form S-4

Prior Comment 24

1.	We note your response to comment 24 in our comment letter dated September 11, 2013. However, Section 1015(b)(4) of Regulation M-A requires disclosure of any compensation received as a result of a material relationship, not just compensation related to investment banking services. Please provide the required disclosure or include your analysis as to why the relationship or compensation was not material.

In response to the Staff’s comment, the Company has provided the requested disclosure on page 85 of Amendment No. 2.

Part II

Tax Opinion

2.	Please revise and re-file the tax opinions to be full opinions that include any assumptions, limitations, qualifications, etc. without referring to the discussion in the prospectus for parts of the opinion. Alternatively, revise to make the discussion in the document counsel’s opinion and file short-form opinions. In either case, please revise the opinions and discussion to be consistent with Corporation Finance’s Staff Legal Bulletin No. 19, section IIIB on long or short form opinions.

In response to the Staff’s comment, the tax opinions have been revised and re-filed as short-form opinions and the Company has revised the related discussion in the proxy statement/prospectus on pages 113-114 of Amendment No. 2 accordingly.

Union First Market Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis – Allowance for Loan Losses, General Reserve Component, page 26

3.	We note your response to comment 29 in your letter dated September 26, 2013. The guidance in ASC 310-10 indicates that once a loan is determined to be impaired it may only be aggregated with loans with similar risk characteristics (i.e. other impaired loans). Please ensure that you measure credit impairment for impaired loans in accordance with ASC 310-10 and that your disclosure accurately describes your allowance for loan loss methodology in future filings.

The Staff’s comment is noted. The Company will ensure that it measures credit impairment for impaired loans in accordance with ASC 310-10 and will revise future filings so that the Company’s disclosure accurately describes its allowance for loan loss methodology.

4.	We note your response to comment 29 in your letter dated September 26, 2013. Please note that any loan considered to be impaired should be disclosed as individually evaluated for

Kathryn McHale, Esq.

U.S. Securities and Exchange Commission

October 11, 2013

impairment in your credit quality disclosures, even if the loan is aggregated with other impaired loans to measure credit impairment. Please revise your disclosure accordingly. See ASC 310-10-50-11C.

The Staff’s comment is noted. The Company will revise future filings to reflect that any loan considered to be impaired is disclosed as individually evaluated for impairment in the Company’s credit quality disclosures, even if the loan is aggregated with other impaired loans to measure credit impairment.

Summary of Significant Accounting Policies – Nonaccruals, Past Dues, and Charge-offs, page 69

5.	We note your response to comment 31 in your letter dated September 26, 2013. We note that using the practical expedient and measuring credit impairment based on the fair value of collateral is only available for loans that are collateral dependent. If a loan customer is paying or the loan exhibits signs of alternative payment sources, the loan is not collateral dependent and the practical expedient is not available. Please ensure that you measure credit impairment on impaired loans in accordance with ASC 310-10-35-22, that you charge-off portions of collateral dependent loans that are uncollectable on a timely basis in accordance with appropriate accounting guidance and that your disclosure accurately describes your policies in future filings.

The Staff’s comment is noted. The Company will ensure that it measures credit impairment on impaired loans in accordance with ASC 310-10-35-22, that it charges-off portions of collateral dependent loans that are uncollectable on a timely basis in accordance with appropriate accounting guidance and will revise future filings so that the Company’s disclosure accurately describes its policies.

*  *  *

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (804) 343-4079 or George P. Whitley at (804) 343-4089.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Jessica Livingston, Esq.

Mr. G. William Beale

Rachael R. Lape, Esq.

Mr. O. R. Barham, Jr.

Douglas D. Callaway, Esq.

Jacob A. Lutz, Esq.

R. Mason Bayler, Esq.

George P. Whitley, Esq.